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FORM 4                                       U.S. SECURITIES AND EXCHANGE COMMISSION                          OMB APPROVAL

/ / Check box if no longer subject                    Washington, D.C.  20549                         OMB Number       3235-0287
    to Section 16.  Form 4 or                                                                         Expires:  January 31, 2005
    Form 5 obligations may                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                Estimated average burden
    continue. See Instruction 1(b).                                                                   hours per response ... 0.5

            Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                        Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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
1. Name and Address of Reporting Person*  2. Issuer Name and Ticker or Trading Symbol    6. Relationship of Reporting Person
                                                                                            to Issuer (Check all applicable)
TRUMP         DONALD         J.           Trump Hotels & Casino Resorts, Inc. (NYSE: DJT)
---------------------------------------------------------------------------------------     X  Director           X   10% Owner
   (Last)     (First)     (Middle)        3. I.R.S. or Social       4. Statement for       ---                   ---
                                             Security Number of        Month/Day/Year       X  Officer (give         Other (specify
725 Fifth Avenue                             Reporting Person                              --- title below)      --- below)
                                             (Voluntary)                                       Chairman, Pres. & CEO
----------------------------------------                                March 25, 2003
(Street)                                                            ----------------------------------------------------------------
                                                                    5. If Amendment,     7. Individual or Joint/Group Filing (Check
 New York        NY        10022                                       Date of Original     Applicable Line)
----------------------------------------                               (Month/Day/Year)      X
   (City)      (State)     (Zip)                                                            --- Form filed by One Reporting Person
                                                                                                Form filed by More than One
                                                                                            --- Reporting Person
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                         Table I-- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1. Title of Security   2. Transaction   3. Trans-     4. Securities Acquired (A)      5. Amount of       6. Owner-    7. Nature of
   (Instr. 3)             Date (Month/     action        or Disposed of (D)              Securities         ship         Indirect
                          Day/Year)        Code          (Instr. 3, 4 and 5)             Beneficially       Form:        Beneficial
                          (Instr. 8)       (Instr. 8)                                    Owned              Direct       Owner-
                                        --------------------------------------------     (Instr. 3          (D) or       ship
                                                                                         and 4)             Indirect
                                        Code       V     Amount      (A) or    Price                        (I)
                                                                     (D)                                    (Instr. 4)   (Instr. 4)
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* If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
                                            (Print or Type Responses)

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FORM 4 (continued)              Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                        (e.g., puts, calls, warrants, options, convertible securities)
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
1.Title of  2.Conver- 3.Transac- 4.Transac- 5.Number of 6.Date Exer- 7.Title and  8.Price of  9.Number of 10.Ownership 11.Nature of
  Derivative  sion or   tion Date  tion Code  Derivative  cisable and  Amount of    Derivative  Derivative   Form of      Indirect
  Security    Exercise  (Instr.8)  (Instr.8)  Securities  Expiration   Underlying   Security    Securities   Derivative   Beneficial
  (Instr.3)   Price of  (Month/               Acquired    Date         Securities   (Instr.5)   Bene-        Security:    Ownership
              Deriv-    Day/Year)             (A) or      (Month/Day/  (Instr.3                 ficially     Direct (D)   (Instr.4)
              ative                           Disposed    Year)        and 4)                   Owned at     or Indi-
              Security                        of (D)                                            End of       rect (I)
                                              (Instr.3,                                         Month        (Instr.4)
                                              4, and 5)                                         (Instr.4)
                                 --------------------------------------------------
                                                         Date  Expira-        Amount
                                  Code   V     (A)  (D)  Exer-  tion   Title    or
                                                        cisable Date          Number
                                                                                of
                                                                              Shares
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Series A                                                             Common
Preferred                                                            Stock,
Stock      $1.90 (2)   3/25/03     P         1,500        (3)  None  par value  (4)    (5)        1,500          D            N/A
(1)                                                                  $0.01
                                                                     per share
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Explanation of Responses:

(1) The Series A Preferred Stock of Issuer has a liquidation preference of $10,000 per share and pays no dividends. A total of 1,500 shares of Series A Preferred Stock were issued to the Reporting Person.

(2) The Series A Preferred Stock is not convertible by its terms. The Issuer has agreed with the Reporting Person, however, to exchange the Series A Preferred Stock for Common Stock, par value $.01 per share of the Issuer, based on a conversion price of $1.90 per share, such that each share of Series A Preferred Stock is convertible into 5,263.158 shares of Common Stock. The Issuer's obligation to exchange such Common Stock is subject to the condition that the stockholders of the Issuer first approve such exchange.

(3) The Series A Preferred Stock may not be exchanged for Common Stock by the Reporting Person prior to such time as the stockholders of the Issuer approve such issuance.

(4) The 1,500 shares of Series A Preferred Stock are exchangeable for an aggregate of 7,894,737 shares of Common Stock.

(5) The purchase price for the Series A Preferred Stock was $15 million, which was paid by delivery to the Issuer of an equivalent value of 15-1/2% Senior Secured Notes due 2005 of Trump Hotels & Casino Resorts Holdings, L.P. owned by the Reporting Person.


                                                                         By:  /s/ Donald J. Trump                     March 27, 2003
                                                                         ---------------------------------------      --------------
                                                                            Name: Donald J. Trump                          Date

                                                                            **Signature of Reporting Person


** Intentional misstatements or omissions of facts constitute
     Federal Criminal Violations.
   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.
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